SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F X                         Form 40-F
                        ---                                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                    No X
                       ---                                  ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF GENESYS S.A. (No. 333-105304)

Genesys S.A. intends to launch a new integrated multimedia service, the Genesys Event Service, which it believes will help transform its call centers into multimedia conferencing centers. Genesys Event Service will replace Genesys Event & Managed Services as one of the three categories of interactive communications provided by Genesys.

Genesys Event Service is designed for large-scale, professional events such as shareholder meetings, sales conferences, earnings calls, and product launches. It makes use of Web and audio presentation capabilities, and permits participant registration and interaction.

Genesys Event Service offers a range of features, including:

     o    Q&A, polling, and communications line;

     o    A synchronized slide presentation;

     o    Pre-registration and pin codes;

     o The ability of participants to submit questions via the Web, as well as by audio;

     o An event-view feature (available on subsequent upgrades), enabling the client moderator to monitor participants and to manage questions from both audio and Web participants. The event's speaker has his/her own interface, and can view current and upcoming slides and a list of queued questions.

A range of other services is available through Genesys Event Service for an additional fee, including:

     o Web Streaming: a synchronized stream of the event audio and on-line presentation;

     o Web Archiving: an on-demand archive of the event audio and on-line presentation;

     o Web Custom Package: a service which allows various design options for the participant interface.

Pricing and availability for Genesys Event Service will be announced in local markets in the third quarter of 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 24, 2003

                                             GENESYS SA


                                             By: /s/ Francois Legros
                                                 -------------------------------
                                             Name:  Francois Legros
                                             Title: Chairman and Chief Executive
                                                    Officer